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Exhibit 8.4

October 22, 2015

Chambers Street Properties
47 Hulfish Street, Suite 210
Princeton, New Jersey 08542

Ladies and Gentlemen:

        We have acted as counsel to Chambers Street Properties, a Maryland real estate investment trust ("Chambers"), in connection with an Agreement and Plan of Merger, dated as of July 1, 2015 (the "Merger Agreement"), by and among Chambers, Columbus Merger Sub, LLC, a Maryland limited liability company, and a direct or indirect wholly owned subsidiary of Chambers ("Merger Sub"), and Gramercy Property Trust Inc., a Maryland corporation ("Gramercy"), as described in a Registration Statement on Form S-4 (as amended through the date hereof, the "Registration Statement") and the related joint proxy statement/prospectus filed by Chambers with the U.S. Securities and Exchange Commission.

        The opinion set forth in this letter is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service ("IRS") (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel's best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

        We have participated in the preparation of the discussion set forth in the section entitled "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES—Tax Consequences of the Merger" in the Registration Statement. In our opinion, such discussion of those consequences, insofar as it summarizes U.S. federal income tax law, is accurate in all material respects.

        The opinion expressed herein represents our conclusion as to the application of the U.S. federal income tax laws existing as of the date hereof. We can give no assurance that legislative enactments, administrative changes or judicial decisions that would modify or supersede our opinion will not be forthcoming. The opinion expressed herein represents our conclusion based upon the assumptions, documents, facts, representations, covenants and agreements referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such assumptions, representations, covenants or agreements could affect the accuracy of our opinion.

        The opinion set forth in this letter is: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of Chambers. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Clifford Chance US LLP

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  Exhibit 8.4